Exhibit 12

Horace Mann Educators Corporation

Statement Regarding Computation of Ratios

Computation of Ratio of Earnings to Fixed Charges

For the Years Ended December 31, 2015, 2014, 2013, 2012 and 2011

(Dollars in millions)

	Year Ended December 31,
	2015		2014		2013		2012		2011

Fixed charges:
Interest expense	$13.1		$14.2		$14.2		$14.2		$14.0
Interest credited to policyholders on investment contracts and life insurance products with account values	182.8		176.1		169.9		163.6		154.9

Total fixed charges	$195.9		$190.3		$184.1		$177.8		$168.9

Earnings:
Income before income taxes	$129.5		$146.1		$154.1		$149.2		$94.9
Add: Interest expense	13.1		14.2		14.2		14.2		14.0

Subtotal – earnings before interest expense	142.6		160.3		168.3		163.4		108.9

Add: Interest credited to policyholders on investment contracts and life insurance products with account values	182.8		176.1		169.9		163.6		154.9

Earnings before fixed charges	$325.4		$336.4		$338.2		$327.0		$263.8

Ratio of earnings to fixed charges	1.7	x	1.8	x	1.8	x	1.8	x	1.6	x

Supplemental information (A):
Ratio of earnings before interest expense to interest expense	10.9	x	11.3	x	11.9	x	11.5	x	7.8	x

(A)	Fixed charges and earnings in this calculation do not include interest credited to policyholders on investment contracts and life insurance products with account values. This adjusted coverage ratio is not required, but is provided as supplemental information because it is commonly used by individuals who analyze the Company’s results.